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                            February 24, 2023

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed Feburary 10,
2023
                                                            File No. 333-269684

       Dear Zheng Nan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 53

   1. We note that you removed disclosure that was responsive to comment 5 from our
                                                        December 22, 2022
letter in this public filing. Accordingly, we re-issue such comment.
                                                        In particular, please
disclose if at some point as you have the personal information of more than one million
users after listing, or if you believe at any repeat registration statement, or merger,
restructuring or other transaction you could be subject to a
                                                        Cybersecurity Review or
must report for such a review at that time.
 Zheng Nan
Webus International Ltd.
February 24, 2023
Page 2
Liquidity and Capital Resources, page 89

2. We note your disclosure that "[a]s of the date of this prospectus, [you] have mortgaged a building of RMB34,791,400 ($5,044,279) to obtain line of credit from Rural Commercial
      Bank in the amount of RMB7,000,000 ($1,014,905) with a three-year term from June 24,
      2022 to June 23, 2025, and RMB5,200,000 ($753,929) with a five-year term from
      September 8, 2022 to September 7, 2027." Please expand your disclosure to describe all the material terms of the agreements underlying these lines of credit. In addition, file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of
      Regulation S-K.
Regulations Relating to Cyber Security and Data Security
The Measures for Security Assessment for Outbound Data Transfer , page 114

3. We note that you removed disclosure that was responsive to comment 9 from our
      December 22, 2022 letter in this public filing. Accordingly, we re-issue such comment. In particular, we note your disclosure that you do not anticipate transfering any user information outside of the PRC after the offering. Please revise to discuss instances when you would need to transfer user data outside of the PRC, if applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
February 24, 2023 Page 2
cc:       Fang Liu. Esq.
FirstName LastName